Filed by CSLM Digital Asset Acquisition Corp III, Ltd.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CSLM Digital Asset Acquisition Corp III, Ltd.

Commission File No.: 001-42818

Date: October 7, 2026

On October 6, 2026, Vincent Chok, the Founder and Chief Executive Officer of First Digital Group Ltd. (“First Digital”), which is a party to a definitive business combination agreement, dated as of October 6, 2026 (the “Business Combination Agreement”), with CSLM Digital Asset Acquisition Corp III, Ltd. (“KOYN”), and Vikas Mittal, the Co-Chief Executive Officer of KOYN, appeared on the Absolute Return Podcast, hosted by Julian Klymochko. The podcast was recorded on September 14, 2026, prior to the execution of the Business Combination Agreement. The transcript of the podcast is set forth below:

TRANSCRIPT: Absolute Return Podcast

Featuring: Vincent Chok and Vikas Mittal

Speakers:

Vincent Chok: Founder & CEO, First Digital Group, Ltd.

Vikas Mittal: Co-CEO, CSLM Digital Asset Acquisition Corp III, Ltd.

Julian Klymochko: Host, Absolute Return Podcast

Julian Klymochko: Kicking off the podcast, we have Vincent, CEO of First Digital Group. We’re going to chat stablecoins today, an exciting growth industry. In addition, we have Vik from CSLM Digital Asset. Welcome, guys, to the show today.

Vikas Mittal: Hey, Julian. Thanks for having us.

Julian Klymochko: So I’m excited to get into the business of stablecoins. I find it really, really fascinating, particularly given certain macro trends. And tailwinds, whether it’s interest rates, payments, remittances, all sorts of aspects sort of driving growth behind the industry. But prior to getting into that, I wanted some background information on kind of the formative stages. And Vincent, prior to getting into the business at First Digital, you’re in commercial real estate finance, traditional trust and custody. I was wondering, what did you see specifically that convinced you that this financial infrastructure, the pipes, needed to change and we needed stablecoins?

Vincent Chok: Yeah, I think what really made me change is, like a lot of people in the beginning, early 2015, you know, I was also pretty skeptic on digital assets, crypto, especially Bitcoin, didn’t really understand it that much until we started looking into it based on some clients asking us if we could custody Ethereum for them, you know, the ICO days, and we really go right into the technology behind it, which was the blockchain, and it really caught my attention that blockchain could be the savior to bring the trust into the new world, the modernization of trust via blockchain. Because in Hong Kong, where we’re based is that trust is perpetual, means that it doesn’t die. You can transfer your trust down to your next generation. So it’s perpetual, unlike the US, UK, Canada, and other Western countries. So we thought that the blockchain technology was really interesting, how we could keep records of assets being passed down generations to generations via blockchain. And that’s really what the driver was for me to get deeper into the whole digital asset industry and custody. So in 2017, we really took a serious look at, okay, let’s start something and offer institutional custody, which at the time in 2019, you know, it started getting more demands for custody. And because of our trust background, we understand reporting obligations. We understand what the tax obligations are, the treatments of assets when it comes to succession. And digital asset is a form of asset in Hong Kong. It was considered a digital property. So that’s how we got really started into the digital asset space for custody. And of course, stablecoin. Custodied fiat is another major part of, you know, this is the most liquid asset back then. Now that we see Bitcoin is more liquid. But yeah, fiat currency was something that we started custodying for our clients, which was a stablecoin issuer.

Julian Klymochko: So would you say the primary driver behind the founding of First Digital Group was the permanence of blockchain technology as it pertains to digital assets?

Vincent Chok: Correct. Yeah, the technology was really important. There was always things in the back of our minds of how we can solve these problems of record keeping. The more technology advanced, the more susceptible that we could be, you know, subject to hacking, phishing, and things like, even back then we were worried about the identity thefts and things like that. So when it comes to your assets that are held, you know, potentially for 50 to 100 years inside the same trust, those has to be passed down in a secure fashion. Especially there’s also different rules, laws. There’s Sharia law, there’s common law, there’s civil law, so all the treatments, it’s quite different when it comes to the different laws. So yeah, blockchain was something that we thought was sort of the exact technology that could really push this industry to a sort of a new world.

Julian Klymochko: Right. And with respect to the new world in the crypto industry, if you look at the development and formation of stablecoins, it’s primarily been to help facilitate crypto trading. Right. You know, you had Tether and, you know, trading on Binance and certain offshore exchanges. Now, as stablecoins sort of permeate throughout the financial system, there’s new and probably better use cases. Now, what do you see as kind of use cases for your stablecoin and where do you see the industry heading in terms of mainstream financial infrastructure outside of crypto trading?

Vincent Chok: Well, it started as providing liquidity for trading, as you said, and really it evolved probably four or five times since then into trade settlements, into payments. And now we’re really hearing a lot about the agentic payments, whereby if AI, we think that AI is going to be the future, of course, it’s not even the future, it’s more the present now. But in order for where we think AI can go, it has to be able to make payments on your behalf. Of course, there’s investments via your AI agents. So, you know, I’m a big believer in RWAs as well. So if RWAs, real world assets, it needs to have a digital currency paired with it to make it a lot more efficient. You know, now the phrase time is money is really, I think it’s really true because just the competition out there today, people building, developing for different projects, utilizing AI, it just works a lot more efficiently when there is a programmable money like stablecoins that are part of every transaction, part of those transactions to make settlements in nanoseconds, in seconds, rather than in, you know, T plus one, T plus two. So payments is a, it’s important. Trade settlements are very important for using stablecoins, RWAs, agentic payments, e-commerce. So I mean, those are sort of looping back into traditional financing and traditional payment rails, whereby it started as liquidity for exchanges, for DeFi, but now it’s kind of looped back to everyday life.

Julian Klymochko: Right, and I do want to double click on AI agents and the reason why they would need stablecoins, I suppose some of the more skeptical or fear-mongering types would be somewhat... I think it’s scary if autonomous AI agents have their own crypto wallets and can sort of have currency and, you know, perhaps become our overlords if they can pay humans. But, you know, how do you see agentic AI and stablecoins working together in the future in a sort of non-apocalyptic scenario?

Vincent Chok: Well, like anything, I think there’s got to be responsibility of the user in play here. Obviously, like any ATM card, you’re not going to stick your password on the ATM card, right? And agentic agents and agentic wallets, you can choose how much stablecoins you want to fund it. So if there’s just, like, if you’re just doing small payments, you don’t, you know, you’re not going to put hundreds of thousands of dollars inside your agentic wallets, but just enough to really understand, okay, what tasks you want your agent to perform and how much money you anticipate that you need to have in there. So in the, of course, early stage, there’s going to be, you know, just the lack of real security that may, you know, the criminals might have a higher tech to be able to, you know, use their own AI agents to do some sort of criminal activities on your agent. So those are early days. I mean, we’re in early days of that, but there are a lot of new, there are a lot of companies now building different security features to prevent that. But like anything, we all have to be responsible ourselves on how we handle our funds, handle our identity, handle sort of the things that could give us, make us really exposed to these criminal elements. So yeah, I think there is definitely a chance that your AI agents could be compromised, but we just have to be, you know, weary of having different things in place to make sure that we protect ourselves.

Julian Klymochko: Right, and to provide listeners with some context, we’re recording on Monday, September 14th. A couple days after, Dario, the CEO of Anthropic, released a blog post regarding a pacing of the frontier AI and concerns around swarms of AI agents conducting hacking and things of that nature. the concerns that AI is becoming too powerful and perhaps can do a lot of harm in the world. But that said, stablecoins have a lot more growth opportunities. And Vincent, outside of the sort of agentic AI use case and also trading, What do you think is the other growth area around stablecoins? Would it be payments, treasury management, remittances, or something else?

Vincent Chok: There’s a lot of talk about yield-bearing stablecoins. I think the market really are looking for something that’s safe, and they’re turning towards stablecoins and how the stablecoins are generating revenue. Of course, that’s... through the treasuries, U.S. treasuries, in our case, for U.S. dollars, stablecoin, FDUSD. But again, we hear in the news how the RWA market is trending. That’s really important, I think, for us to participate in this new, basically, area where real-world assets are now. It allows new markets and allows the retail markets to have the opportunity to invest in U.S. companies, U.S. stocks and other companies that are listed on the U.S. stock exchange. So, of course, how do you purchase these RWAs? You need stablecoins. Or it would just be a... very difficult for someone, say, in the emerging markets. And really, that’s the kind of market that we think we want to focus on. That’s the reason why we built Finance District as a full-stack infrastructure that is utilizing AI for different verticals like agentic payments, agentic borrowing and lending, credit. So these are some of the things that I think that can now reach companies, U.S. companies and other companies have the opportunity to reach new marketplaces via our tech or our platform. So I think that’s really important for us. And of course, why we started a Finance District is, excuse me, why we started Finance District is because we knew that stablecoin needed to pivot. It just was a very different business model from when we started our, or when we launched our stablecoin three years ago. It’s just the industry is moving so quickly that we were looking at, okay, well, how do we compete? How do we compete with the likes of Tether and Circle, USDC, and, you know, some of the stablecoins? Every stablecoin I think has a different niche, and where we are really focusing on is predominantly outside the U.S. I think the U.S. market is well covered right now by USDC and the other stablecoins there. But so us, okay, we needed to pivot. We needed to look at how we can build our, an ecosystem around FDUSD. We needed to look at who the market players would be that would benefit from the likes of a FDUSD rather than a USDT or USDC. So this is something that, you know, we’ve been working on very diligently for the last few years. It’s like we knew this was coming. We know that there’s going to be a lot more issuers of stablecoins coming to the market, and we also know that there’s going to be a consolidation of stablecoin, but how do we make ourselves different is really the question that we wanted to answer, and that was by building a Finance District that was really focusing and really diving deep into the agentic payment space.

Julian Klymochko: So with respect to FDUSD, your stablecoin and going up against the giants of the industry, USDT, USDC, is your key to differentiation in the market, more of an international focus and more a focus on, say, you know, these new growth vectors, agentic AI, instead of the traditional pair trading and liquidity within crypto.

Vincent Chok: That’s right. You know, again, being a trust company and custodian, we know how to handle assets. We know how to deal with reporting obligations, and there’s CRS reporting, there’s FATCA reporting. So just very different treatments of how assets are looked at in different jurisdictions, handling different FX, different fiat, as, you know, if, for example, if for any agentic payments, if somebody was in, say, Korea and selling a Korean product to someone in Malaysia, it just wouldn’t be efficient that the seller in Korea would need to convert, basically, accept U.S. dollar denominated stablecoins to settle the trade. Malaysian buyer would need to go and exchange Malaysian ringgit to US dollar and then US dollar to purchase a US dollar stablecoin and make that trade. So it would just be very costly at the end of the day. So we are looking at, okay, well, how do you make those, how do you settle that trade by its own local stablecoin or local currency? Of course, if you’re looking at local FX, that’s just the traditional payment rails. But how do you do it in a stablecoin way? So we’re working hard with local stablecoin issuers, licensed stablecoin issuers, where now that as a custodian we want to manage a portion of their underlying reserves So being a custodian in Hong Kong, we’re able to access native different currencies in its native form or held in our partner’s custody account in those countries, whereby we settle it ledger to ledger, but on top of that would be a stablecoin settlement in those particular currencies. So this way, it’s more efficient. There’s no FX, in a sense, additional FX steps, payments that you need to make to just use a US dollar stablecoin rather than their local currency stablecoins to make that trade. So these are things that we’re still trying to solve and settle. And I think that’s something that is going to differentiate ourselves in the market for being a stablecoin issuer.

Julian Klymochko: That’s interesting. Now, would you mind talking about First Digital’s business model? How do you guys generate profits and revenue and growth, more importantly?

Vincent Chok: Well, we were one of the first to really have a dual balance sheet structure whereby our client assets, including our FDUSD or stablecoin reserve assets, are held in our client account, which is bankruptcy remote. It’s protected by the government in the sense that... doesn’t co-mingle with our own operating account. So those are always been how we manage our reserves in dual balance sheet system. So that’s really important because in the early days, a lot of stablecoins sort of had only one balance sheet and whether it’s their reserves and or their own money was blended together. So they were exposed or subject to any type of. If there’s somebody that wanted to sue the company, they had access to those underlying reserves. So we didn’t have that. We never had that. We were protecting our client assets as a trust company from day one. So that was something that we were really, really happy that we could structure something in the stablecoin market to give the public, the users a little bit more sense of comfort. Moving there, of course, we... we do attestation. It’s a monthly attestation that you can see. It’s actually, you know, you can see our daily attestation on our website of how much exact treasuries we hold, repos, everything is listed out there just to give more and more transparency of our underlying reserves. So those are some of the things that we, you know, we wanted to move and show our users that we were comfortable. And we wanted to be fully transparent.

Julian Klymochko: Now, in terms of how the business makes money, the main driver of that, interest rates? Because, you know, you facilitate this stablecoin infrastructure and U.S. treasuries do provide a yield and the business keeps that yield for its own income statement. Or do you guys... pay out any yield to holders of the stablecoin, or is that revenue for the company that keeps the business going?

Vincent Chok: Yeah, no, it’s a very simple business model. You know, our client sends us fiat, we mint FDUSD with the fiat, and mostly we’re B2B for this institutional clients. We take the US dollar fiat, we purchase US dollar treasuries, and whatever interest rate we get on that is belongs to us. So unfortunately, you know, the law doesn’t permit us to split that yield with our users and holders of FDUSD. That’s because, of course, that’s a security, and that’s a yield bearing stablecoin that you can’t really give out. But we do split our revenues with our partners, some of our, you know, market makers and exchange partners. Like every stablecoin, we need to incentivize our partners to really push our stablecoin into the market.

Julian Klymochko: Now, versus some of your competitors, I look at Tether and I’ve read some articles. They’re one of the largest buyers of gold on the planet. And within their mix of reserves, it’s, I’m sure, a lot of treasuries, I assume, but perhaps quite a few other assets. Now, backing your stablecoin, is it primarily or all U.S. treasuries? Do you have any other sort of assets backing the stablecoin?

Vincent Chok: Well, in our investment mandate for FDUSD, we’re cash and cash equivalents is what we’re permitted to put the funds into, which are your U.S. dollar treasuries, reverse repos, cash deposits. daily deposits term deposits at the banks. So there’s, it has to be 100% liquid. That’s, that’s where we put our reserves. We don’t take chances on any volatile assets. So it’s, you know, I mean, again, going back to how we want to present ourselves. We wanted to really make a stablecoin that is hence the word stable. We don’t take any risk on the underlying investments.

Julian Klymochko: That makes a lot of sense, and I assume no duration risk, so keeping it in short-term cash and cash equivalents. Less than 90 days?

Vincent Chok: Yes.

Julian Klymochko: Yes. With that, there’s been a dramatic change in the outlook for the Fed funds rate in the United States over the past nine months, coming into 2026. The market was pricing in two rate cuts from the Federal Reserve, and now it’s looking like potentially four rate hikes over the coming 12 months. Would that be a catalyst or a tailwind to your business? What are your thoughts on the direction of interest rates and the outlook for First Digital?

Vincent Chok: That’s the reason why early days, five years ago, the rates were quite low. A rush of companies towards setting up stablecoins because the rates were, I think, below two percent, so it wasn’t profitable, it was hard. And a lot of early days stablecoin issuers tend to take a little bit more risk by purchasing, like you said, Tether, in different types of investments that generated more returns rather than just putting in there on a one, and one and three-quarters type of interest rates, which was you couldn’t make any money to cover your cost overhead. So it was difficult for stablecoins to survive back then. And even if you read some of the early days reports on USDC, they were struggling in the beginning because interest rates were low. Rates moved up as high as five and five and a half percent, I think, in the last five years, that’s when it started being profitable. And that’s where, you know, oh, wow, you see that they’re growing the way through to what the market cap is today. But for us, the bottom line is the US dollar treasury rate. And as it goes up, it makes us a little bit more profitable as that’s what we’re getting in return for our underlying investments.

Julian Klymochko: That’s really good to know. So it’s effectively a play on interest rates in addition to growth of payments and treasury management, custody, and then this future growth vector of agentic AI, which is super exciting to see how that plays out. And with respect to the First Digital business, of course, a big catalyst is its going-public transaction with CSLM Digital Asset. We have Vik, the co-CEO of that vehicle that’s partnering with First Digital Group here. Vik, any comments on the transaction and the outlook for the business?

Vikas Mittal: We’re super excited. I apologize to all of our shareholders that it’s taken us this long from the LOI announcement in late Q4 to present. But I think everyone will be pleased when we have the public disclosures out near term, because what you’ll see is a very mature company that’s been around five, six years now, longer really, almost seven years now. Nearly 100 employees split between HK and Kuala Lumpur with a satellite office in London. Really poised and positioned well to be the leading agentic payments and stablecoin issuer in Asia. The valuation we think is, you know, very fair from Vincent’s perspective. Our fairness opinion came in materially higher than the valuation we’re IPOing on a pre-money basis at $250 million. You’ve got a great business that’s profitable that stands on its own two feet that is really poised to accelerate as the two highest growth vectors in digital finance and stablecoins and agentic payments come together under one roof. And when folks really dig into Finance District, they’ll be quite excited is what we’re doing on the RWA side and some of the opportunities that present themselves there in the Finance District module. And so it’s, it’s really, in my opinion, the ideal company to go public for CSLM Digital Asset Acquisition Corp 3. It touches all of the emerging markets trends. It touches the underbanked economy trends. It’s great that we’ll likely have some macro tailwinds in a rising interest rate environment, but that’s by no means central to the thesis. It’s only additive to an already very explosive growth story, just given the underlying growth tailwinds, backing stablecoins, and agentic payments. You know, we’re excited to get all the stakeholders for First Digital aligned over the last six months. And I think it’s going to create a very exciting public company story and a very unique story. And that’s, I think, what the market’s looking for is for these generational opportunities to invest in companies that have the ability to compound at 20% to 30% annualized for many, many years on end, if not higher growth rates.

Julian Klymochko: Yeah, and I do like the tailwind by interest rates. That’s an interesting aspect of the story. In addition, the crypto market, for better or for worse, drives a lot of sentiment with respect to stablecoin issuers. Even though they’re not really Bitcoin beta, but they do get tied up in the same sentiment. Just looking at the competitor’s Circle, the proponent of USDC, a name that did have a bit of a choppy start in going public, but, you know, stock has rallied 36 percent over the past month, and it seems like a bit more positive sentiment coming into the crypto space after a bit of some choppiness there. So all things seem to be aligning for First Digital here. And I’d like to thank you guys for coming on the show and chatting about the business model and some of the growth factors, particularly, you know, I like that agentic AI angle. I find that... in terms of just the possibilities seem endless and somewhat scary as well. So hopefully some of the, I think the estimate was 10% chance that AI will wipe us all out in the next decade. And I like to say that I’ll take the other side of the bet because it’s asymmetric. That means if I’m wrong, I won’t have to deal with the consequences. So thanks guys for coming on the show and wish you the best of luck.

Vincent Chok / Vikas Mittal: Thank you, Julian. Thanks for having us.

Julian Klymochko: Bye, everyone.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

KOYN and First Digital have entered into a definitive Business Combination Agreement, dated as of October 6, 2026, with respect to a proposed business combination. In connection with the proposed business combination, KOYN or a newly formed holding company will prepare and file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus. KOYN urges investors and securityholders to read the proxy statement/prospectus and other documents filed with the SEC when they become available, as they will contain important information regarding the proposed business combination. The proxy statement will be distributed to holders of KOYN’s Class A Ordinary Shares in connection with KOYN’s solicitation of proxies for the vote by KOYN’s shareholders with respect to the proposed business combination and other matters as will be described therein. All SEC filings will be available free of charge at www.sec.gov.

No assurances can be provided as to the timing of, or that the parties will consummate, the proposed business combination. The proposed business combination is subject to the satisfaction of the closing conditions set forth in the Business Combination Agreement, including board and shareholder approvals, regulatory approvals and other customary conditions.

Participants in the Solicitation

KOYN, First Digital, and their respective directors, officers, and employees may be deemed participants under SEC rules in the solicitation of proxies in connection with the proposed business combination. Information about KOYN’s directors and officers is available in KOYN’s SEC filings. Additional details regarding the interests of persons involved in the proposed business combination will be included in the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

All information in this communication concerning First Digital has been provided solely by First Digital and has not been independently verified by KOYN, which makes no representation or warranty as to the accuracy or completeness of such information and assumes no obligation to update the information in this communication, except as required by law. This communication includes “forward-looking statements” with respect to KOYN and First Digital. The expectations, estimates, and projections of the businesses of First Digital and KOYN may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.

Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of KOYN and First Digital or other conditions to closing; (4) the inability to obtain or maintain the listing of the combined company’s securities on the Nasdaq Stock Market LLC, the New York Stock Exchange, or another national securities exchange following the proposed business combination; (5) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; and (9) other risks and uncertainties included in documents filed or to be filed with the SEC by KOYN, First Digital and the combined company.

The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. KOYN and First Digital do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by KOYN and First Digital is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of KOYN and First Digital as indicative of future performance of an investment or the returns that KOYN and First Digital will, or are likely to, generate going forward.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction where such offer, solicitation, or sale would be unlawful under the securities laws of any such jurisdiction.

Transcript of Podcast

The transcript of the Absolute Return Podcast set forth above was prepared using automated and artificial intelligence-assisted transcription tools and has been edited for readability, including the addition of punctuation and the removal of filler words and false starts. Although reasonable efforts were made to ensure that the transcript is a fair and accurate record of the podcast, it may contain transcription errors, including misheard or misattributed words. The audio recording of the podcast, and not this transcript, is the authoritative record of what was said.

About First Digital Group Ltd.

First Digital is a leading digital asset and stablecoin infrastructure provider, offering fully backed USD-denominated stablecoins, trust and custody services, global payment solutions, and white-label stablecoin issuance for enterprises. Its flagship product, FDUSD, is one of the world’s most traded stablecoins, supported by a compliance-first governance model, segregated trust structure, and monthly independent attestations. First Digital operates across multiple jurisdictions and maintains active licenses and registrations in key financial centers.

About CSLM Digital Asset Acquisition Corp III, Ltd.

KOYN is a publicly traded special purpose acquisition company focused on high-growth, frontier-technology sectors including digital assets, regulated financial infrastructure, and next-generation fintech. KOYN is led by an experienced SPAC team with a track record of sourcing, executing, and stewarding complex public-market transactions.

Media & Investor Contacts

Vikas Mittal | CSLM Digital Asset Acquisition Corp III, Ltd.

info@koynspac.com